UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2009
Commission File Number 000-51138
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

GRAVITY REPORTS SECOND QUARTER OF 2009 RESULTS
Seoul, South Korea — August 27, 2009 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2009, prepared in accordance with generally accepted accounting principles in the United States.
Revenues for the second quarter ended June 30, 2009 was KRW 14,018 million (US$11,453 thousand), representing a 15.6% decrease from KRW 16,607 million for the first quarter ended March 31, 2009 (“QoQ”) and a 10.7% increase from KRW 12,662 million for the second quarter ended June 30, 2008 (“YoY”).
REVIEW OF FINANCIAL RESULTS
Revenues
Royalty and licensing fee revenues for the second quarter ended June 30, 2009 were KRW 8,350 million (US$6,822 thousand), representing a 22.8% decrease QoQ from KRW 10,816 million but a 23.9% increase YoY from KRW 6,742 million. The decrease QoQ was primarily due to the decreased revenues in Japan and the strengthening of the Korean Won against the Japanese Yen. The increase YoY was mainly resulted from the higher revenues in Japan due to the weakening of the Korean Won against the Japanese Yen and increased revenues in Japan.
Subscription revenues for the second quarter of 2009 was KRW 2,980 million (US$2,435 thousand), representing a 14.2% decrease QoQ and a 3.3% decrease YoY compared to KRW 3,475 million and KRW 3,082 million, respectively. The decrease QoQ and YoY was primarily resulted from the decreased revenues in Korea. The decrease YoY was partially offset by the growth in revenues from the U.S., Canada, Russia and CIS countries.
Mobile game revenues was KRW 1,752 million (US$1,431 thousand) for the second quarter of 2009, representing a 5.4% decrease QoQ from KRW 1,852 million and a 15.6% decrease YoY from KRW 2,076 million.
Character merchandising, animation and other revenue was KRW 936 million (US$765 thousand) for the second quarter of 2009, representing a 101.7% increase QoQ from KRW 464 million and a 22.8 % increase YoY from KRW 762 million. The QoQ and YoY revenue growth were primarily driven by revenues from sales of Ragnarok DS and the increased royalty revenues from Ragnarok character merchandising for the second quarter of 2009.
Cost of Revenue and Operating Expenses
Cost of revenue were KRW 5,441 million (US$4,446 thousand) for the second quarter of 2009, representing a modest increase for QoQ from KRW 5,427 million and a 27.5% decrease YoY from KRW 7,505 million. Such decrease in YoY result was mainly attributed to i) decrease in salaries of the Company’s subsidiaries in the U.S. mainly resulting from the salaries of L5 Games Inc. for the second quarter of 2008 which did not occur in the second quarter of 2009 due to the liquidation proceedings taken place in August 2008; and decrease in salaries at the headquarters; ii) decline in commission paid ; and iii) fully completed amortization of intangible assets in December 2008, which occurred when the Company acquired NeoCyon in November and December 2005.

Operating expenses were KRW 5,389 million (US$4,402 thousand) for the second quarter of 2009, representing a 4.9% decrease QoQ from KRW 5,667 million and a 8.4% decrease YoY from KRW 5,881 million. The decrease in operating expenses QoQ was mostly resulting from decrease in fringe benefit as expenses for social insurance are incurred only in the first quarter of each year as well as from decrease in severance benefits. The decrease in operating expenses YoY was attributed to decrease in advertising and R&D expenses.
Income before income tax expenses and others was KRW 3,327 million (US$2,718 thousand) for the second quarter of 2009. The Company recorded income before income tax expenses and others in the first quarter of 2009 and the second quarter of 2008, which were KRW 6,997 million and KRW 220 million, respectively.
As a result of the foregoing factors, Gravity recorded net income of KRW 1,938 million (US$1,583 thousand) for the second quarter of 2009 compared to net income of KRW 5,253 million for the first quarter of 2009 and net loss of KRW 782 million for the second quarter of 2008.
The balance of cash and cash equivalents and short-term financial instruments was KRW 69,952 million (US$57,151 thousand) as of June 30, 2009.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,224.0 to US$1.00, the noon buying rate in effect on August 7, 2009 as quoted by the Federal Reserve Bank of New York.
About GRAVITY Co., Ltd. ————————————————————
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 38 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
#       #       #

GRAVITY Co., Ltd.
Consolidated Balance Sheet
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-08		30-Jun-09
	KRW	US$	KRW	US$
Assets	(Audited)	(unaudited)	(unaudited)	(unaudited)
Current assets
Cash and cash equivalents	53,168	43,438	60,934	49,783
Short-term financial instruments	7,278	5,946	9,018	7,368
Accounts receivable, net	6,540	5,343	6,310	5,155
Other current assets	5,564	4,546	4,652	3,800

Total current assets	72,550	59,273	80,914	66,106

Property and equipment, net	5,226	4,270	3,909	3,194
Leasehold and other deposits	1,501	1,226	1,513	1,236
Intangible assets	11,154	9,113	11,101	9,070
Goodwill	1,451	1,185	1,451	1,185
Investments	2,440	1,993	2,144	1,751
Other non-current assets	1,613	1,318	1,860	1,520

Total assets	95,935	78,378	102,892	84,062

Liabilities and shareholders’ equity
Current liabilities Accounts payable	3,093	2,527	2,549	2,083
Deferred income	3,286	2,685	3,710	3,031
Income tax payable	815	666	294	240
Other current liabilities	1,203	982	1,067	872

Total current liabilities	8,397	6,860	7,620	6,226

Long-term deferred income	9,839	8,038	9,844	8,042
Accrued severance benefits	926	757	1,225	1,001
Other non-current liabilities	165	135	120	98

Total liabilities	19,327	15,790	18,809	15,367

Minority interest	137	112	175	143
Common stock	3,474	2,838	3,474	2,838
Additional paid-in capital	75,247	61,476	75,283	61,506
Retained earnings (Accumulated deficit)	(5,652)	(4,618)	1,539	1,257
Accumulated other comprehensive income	3,402	2,780	3,612	2,951

Total shareholders’ equity	76,471	62,476	83,908	68,552

Total liabilities and shareholders’ equity	95,935	78,378	102,892	84,062

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,224.0 to US$1.00, the noon buying rate in effect on August 7, 2009 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and in thousands of US$, except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-09	30-Jun-08	30-Jun-09		30-Jun-08	30-Jun-09
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Online games-subscription revenue	3,475	3,082	2,980	2,435	5,942	6,455	5,274
Online games-royalties and license fees	10,816	6,742	8,350	6,822	13,639	19,165	15,658
Mobile games	1,852	2,076	1,752	1,431	3,497	3,604	2,944
Character merchandising, animation and other revenue	464	762	936	765	2,113	1,401	1,144

Total net revenues	16,607	12,662	14,018	11,453	25,191	30,625	25,020

Cost of revenues	5,427	7,505	5,441	4,446	15,009	10,869	8,879

Gross profit	11,180	5,157	8,577	7,007	10,182	19,756	16,141

Operating expenses
Selling, general and administrative	5,316	5,272	4,953	4,047	11,200	10,270	8,391
Research and development	351	609	436	355	1,392	785	641

Operating income (loss)	5,513	(724)	3,188	2,605	(2,410)	8,701	7,109

Other income (expenses)
Interest income	737	702	537	439	1,403	1,274	1,041
Interest expense	(15)	(6)	(11)	(9)	(10)	(26)	(21)
Foreign currency gains (losses), net	763	248	(430)	(351)	961	333	272
Others, net	(1)	—	43	34	(3)	42	34

Income (loss) before income tax expense, minority interest and equity in loss of related joint venture	6,997	220	3,327	2,718	(59)	10,324	8,435

Income tax expense	1,405	808	1,103	901	1,657	2,508	2,049

Income (loss) before minority interest and equity in loss of related joint venture	5,592	(588)	2,224	1,817	(1,716)	7,816	6,386

Minority interest	18	17	19	16	39	38	31
Equity in loss of related joint venture	321	177	267	218	3,541	587	480

Net Income (loss)	5,253	(782)	1,938	1,583	(5,296)	7,191	5,875

Earnings (loss) per share
- Basic and diluted	756	(113)	279	0.23	(762)	1,035	0.85

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Earnings (loss) per ADS (1)
- Basic and diluted	189	(28)	70	0.06	(191)	259	0.21
Weighted average number of ADSs outstanding
- Basic and diluted	27,795,600	27,795,600	27,795,600	27,795,600	27,795,600	27,795,600	27,795,600

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,224.0 to US$1.00, the noon buying rate in effect on August 7, 2009 as quoted by the Federal Reserve Bank of New York.

(1)	Each ADS represents one-fourth of a common share.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 08/27/2009	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer